  Exhibit 99.1

Silver Elephant’s Greenfield Silver Discovery: Sunawayo’s SWD001 drills 137 meters of 36 g/t silver starting from 0 meters depth; SWD002 drills 31m of 67 g/t AgEq

Vancouver, British Columbia, February 24, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that the first ever drill hole at its Sunawayo project has intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth. The Company acquired the Sunawayo project in central Bolivia in September 2020.

The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth. Both SWD001 and SWD002 (240 meters to the southeast of the former) feature near-uniform silver assays throughout the reported intervals, indicating that silver mineralization is highly likely to continue deeper.

The composited results for SWD001 and SWD002 are tabulated below:

Hole ID	From	To	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
SWD001	0.0	137.0	137.0	36	0.12	0.02	39
SWD002	1.0	32.0	31.0	44	0.39	0.48	67
incl…	21.0	30.0	9.0	48	0.73	1.57	112

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 80% to 85% of reported core length. (*)Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., and a lead price of $0.80/lb. (all USD) and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

Silver Elephant’s maiden 2,300 meter, 15-hole program at the southeastern half of Sunawayo started in December 2020 and is due for completion in March 2021. Three holes (SWD001, SWD002, SWD003) tested the Pujiuni target (500 meters x 250 meters), with the remaining 12 holes testing the Caballo Uma target which is over 8 times larger in size than Pujiuni.

Of the 950 surface samples taken in late 2020 along an 8 km stretch concentrating on aforementioned targets, 87% returned silver assays of 1 g/t to 458 g/t silver. All 11 of the high-grade silver samples (over 100g/t silver) were taken from Caballo Uma. So far, 50% of Sunawayo (17 km span totaling 59.5 km2) has been mapped and sampled while geophysical surveys are scheduled to commence in Q2 2021.

Joaquin Merino, Company’s VP South American Operation states:

“Sunawayo is receiving the lion’s share of attention from Silver Elephant’s 9 full-time geologists aiming to maximize the Company’s silver resources. Positive assay results from the remaining drill holes (SWD003 to SWD015) would confirm a major silver discovery in the making at Sunawayo.”

The Company is financed by leading Canadian investment banks and offers elephant-sized silver exposure via its Sunawayo, Pulacayo, and Triunfo projects.

Visit www.silverelef.com for detailed Sunawayo maps.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped for analysis to ALS Global laboratories in Lima, Peru. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core were split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.